October 20, 2009

(415) 393-8322	C 36333-00002
(415) 374-8461
VIA EDGAR AND HAND DELIVERY
Mr. Mark P. Shuman
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Ancestry.com Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 3, 2009
File No. 333-160986
Dear Mr. Shuman:
     On behalf of Ancestry.com Inc. (the “Company”), this letter responds to your letter, dated October 16, 2009 (the “Comment Letter”), regarding the above-referenced Amendment no. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on October 6, 2009. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, which is being filed today by electronic submission.

Mr. Mark P. Shuman
Securities and Exchange Commission
October 20, 2009

General
1.	We refer to your response to our prior comment 6 and note that the planned 1-for-2 reverse stock split to take place immediately before this offering will result in an estimated IPO price range of $11.00 to $16.00. Please be advised that the estimated price range set forth in the preliminary prospectus you circulate to investors before the effective date should not have a range that exceeds 20% of the high point of the range. Wider ranges are not deemed “bona fide” within the meaning of Instruction 1.A of Item 501(b)(3) of Regulation S-K. See Section XI of Division of Corporation Finance Current Issues and Rulemaking Projects Quarterly Update, available on our website at http://www.sec.gov/divisions/corpfin/cfcrq093001.htm.

Answer:	The Company will disclose a price range of $12.50 to $14.50 in the preliminary prospectus circulated to investors.
Definitions of Other Financial Data Measures, page 9
2.	We have reviewed your revised disclosures in response to our prior comment number 1. Your revised disclosures do not appear to address the material limitations of using your non-GAAP financial measures to net income. For example, we note you disclose on page 10 that, “stock-based compensation has been a significant non-cash recurring expense in [y]our business and has been used as a key incentive offered to [y]our employees.” However, you do not discuss the related material limitations of this excluded item from your non-GAAP measure. Please revise your disclosures to address the material limitations on the non-GAAP measure of each of the items you exclude from adjusted EBITDA and free cash flow. In addition, please revise your disclosures to discuss the manner in which you compensate for each of the limitations.
Answer: The Company has revised the disclosure on pages 9, 10 and 11 in response to this comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Recoverability of intangible assets, including goodwill, page 47
3.	We have reviewed your response to our prior comment number 3. We further note you disclose on page 48, that you used an equal weighting of the income and market value approaches to determine the fair value of your Company in 2008. In addition, you disclose on page 51 that you used an equal weighting of the income approach and market approach to determine the fair value of your common stock. You explain the inappropriateness of using a single common stock fair value at

Mr. Mark P. Shuman
Securities and Exchange Commission
October 20, 2009

December 31, 2008 as triggering step 2 of the goodwill impairment test in paragraph 20 of SFAS 142 because of the marketability discount used to value a single share for stock-based compensation and that fair value may be greater than market value for reasons noted in paragraph 23 of SFAS 142. Please tell us the enterprise fair value as of December 31, 2008 determined under SFAS 142. Disclosure that explains the differing assumptions and methodological basis for the December 31, 2008 fair values determined relative to stock-based compensation and enterprise value would be useful information to investors and should be considered in your Critical Accounting Estimates.

Answer:	The enterprise value of the Company, as determined under SFAS 142 at the end of October 2008, was $504 million. The calculated enterprise value weighted the income and the market approach equally. The income approach resulted in a value of $534.9 million and the market approach resulted in a value of $472.9 million. This valuation was performed at the same time as the Company’s October 2008 valuation of stock options. However, as noted in its response to comment 3 in its letter dated October 6, 2009, in calculating the fair value of the entity as a whole, the Company did not apply the marketability discount used to value a single share of stock as disclosed in the stock-based compensation section of Critical Accounting Estimates, as this marketability is only used to calculate the value of an individual share. The Company is therefore unable to provide the Staff with the enterprise fair value as of December 31, 2008 determined under SFAS 142, as this test was not performed at that date. The Company’s impairment test of goodwill under SFAS 142 is performed during the fourth quarter, as disclosed in Critical Accounting Estimates and in the Nature of Operations footnote in the audited financial statements. This has historically been the best time to perform the test, as the Company is finalizing its future budgets and projections at that time. As noted in the Company’s response to comment 3 in its letter dated October 6, 2009, there were no events between the time of the Company’s impairment test and December 31, 2008 that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company has revised the disclosure on page 48 in response to this comment.
Results of Operations page 52
4.	We note your revised disclosures in response to our prior comment number 10 for the line item Technology and development for 2007 compared to 2008. Specifically, your quantification of the factors that resulted in change is a net $0.1 million decrease for 2007 compared to 2008. However, the change in amounts for the period from January 1, 2007 through December 5, 2007 and the period from December 6, 2007 through December 31, 2007 compared to the year ended December 31, 2008 is greater than the amount your discussion quantifies. Please revise your disclosure to discuss and quantify all material changes.

Answer:	The Company has revised the disclosure on page 59 in response to this comment.

Mr. Mark P. Shuman
Securities and Exchange Commission
October 20, 2009

5.	We note your revised disclosures in response to our prior comment number 10 for the line item Amortization of acquired intangible assets for 2007 compared to 2008. Your discussion of the change appears general in nature. Please revise your discussion to provide a basis for your readers to understand the change. For example, we note your discussion of changes in interest expense.

Answer:	The Company has revised the disclosure on page 60 in response to this comment.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Nature of Operations, page F-8
6.	We note that you expanded your discussion of results of operations in response to our prior comment number 14. The intent of our prior comment was to elicit disclosure regarding your policy in your Nature of Operations footnote. Please disclose your policy for amortizing your subscriber relationship asset on an accelerated basis in your Nature of Operations footnote.

Answer:	The Company has revised the disclosure on page F-12 in response to this comment.
     Concurrently with the filing of Amendment No. 3, we will also provide you with marked copies of Amendment No. 3 to expedite your review. The Company’s independent public accounting firm’s report on page F-2 and its consent in Exhibit 23.2 are currently “to be issued” due to paragraph 3 of Note 14 to the financial statements on page F-32. The Company supplementally informs the Staff that it will file an as issued independent public accounting firms’ report and consent prior to effectiveness of the Registration Statement.

Mr. Mark P. Shuman
Securities and Exchange Commission
October 20, 2009

     If you have any questions, please do not hesitate to call Barbara Becker at (212) 351-4062 or me at (415) 393-8322.
Very truly yours,
/s/ Stewart L. McDowell

cc:	William Stern, Ancestry.com Inc.
Barbara Becker, Gibson, Dunn & Crutcher LLP
Craig D. Wilson, Securities and Exchange Commission
Ryan Rohn, Securities and Exchange Commission
Ryan Houseal, Securities and Exchange Commission
Jeffrey Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert Day, Wilson Sonsini Goodrich & Rosati, P.C.